UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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02016568

RECD S.E.C.
FEB 2 0 2002
080

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bank of America Mortgage Securities, Inc.
Exact name of registrant as specified in charter

0001014956
Registrant CIK Number

8K Period 2/20/02
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-74544
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, 2002.

Bank of America Mortgage Securities, Inc.
(Registrant)

By: Judy V. Ford
Name: Judy V. Ford
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, 2002, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

ITEM 5. Other Events

Attached as an exhibit are the Computational Materials (as defined in the no-action letter dated May 21, 1994 issued by the Securities and Exchange Commission to Kidder, Peabody Acceptance Corporation I, Kidder , Peabody & Co. Incorporated and Kidder Structured Asset Corporation (the "Kidder Letter")) prepared by Banc of America Securities LLC and Lehman Brothers Inc., which are hereby filed pursuant to such letter.

ITEM 7. Financial Statements and Exhibits

(c) Exhibits

Item 601(a) of Regulation S-K Exhibit No.	Description
(99)	Computational Materials prepared by Banc of America Securities LLC and Lehman Brothers Inc., in connection with Bank of America Mortgage Securities, Inc., Mortgage Pass-Through Certificates, Series 2002-B

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BANK OF AMERICA MORTGAGE
SECURITIES, INC.

February 20, 2002

By: /s/ Judy Ford

Judy Ford
Vice President

INDEX TO EXHIBITS

Exhibit No.	Description	Paper (P) or Electronic (E)
(99)	Computational Materials prepared by Banc of America Securities LLC and Lehman Brothers Inc., in connection with Bank of America Mortgage Securities, Inc., Mortgage Pass-Through Certificates, Series 2002-B	P

Banc of America Securities

MBS New Issue Term Sheet

$486,241,000 (approximate)

Bank of America Mortgage Securities, Inc.
Mortgage Pass-Through Certificates, Series 2002-B

Classes A-1, A-2, A-3

Bank of America, N.A.
Seller and Servicer

Bank of America

February 11, 2002

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

BoAMS 2002-B

To Maturity

Class	Approx. Size [1]	Interest – Principal Type	Est. WAL (yrs)	Est. Prin. Window (mos)	Expected Final Maturity	Expected Ratings (S&P/Fitch)
Offered Certificates						
A-1	$357,741,000	Variable – Pass-thru [2]	3.27	1 – 360	2/25/2032	AAA/AAA
A-2	$100,000,000	Variable – Seq [2]	1.89	1 – 59	1/25/2007	AAA/AAA
A-3	$28,500,000	Variable – Seq [2]	8.10	59 – 360	2/25/2032	AAA/AAA
Not Offered Hereunder						
B-1	$6,760,000					AA/Not Rated
B-2	$2,754,000					A/Not Rated
B-3	$2,003,000					BBB/Not Rated
B-4	$1,002,000					BB/Not Rated
B-5	$1,001,000					B/Not Rated
B-6	$751,982					Not Rated/Not Rated
A-PO	$256,828	Principal Only [3]				AAA/AAA

(1) Class sizes are subject to a 10% variance of the stated size.

(2) For each Distribution Date occurring in the month of and prior to September 2006, interest will accrue on the certificates at a rate equal to the fixed rate applicable to each certificate. For each Distribution Date occurring in the month of October 2006 and prior to February 2007, interest will accrue on the certificates at a rate equal to the product of approx {}% for the Class A-1 Certificates or approx []% for the Class A-2 and Class A-3 Certificates and the weighted average of the Net Mortgage Interest Rates of the Mortgage Loans (based upon the applicable Non-Ratio Strip Percentage of the Stated Principal Balance of each Mortgage Loan on the due date in the month preceding the month of such Distribution Date). For each Distribution Date occurring in the month of or after February 2007, interest will accrue on the certificates at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Mortgage Loans (based upon the Stated Principal Balances of the Mortgage Loans on the due date in the month preceding the month of such Distribution Date).

(3) For each Distribution Date occurring prior to February 2007, the Class A-PO Certificates are only entitled to principal distributions and will not accrue interest. For each Distribution Date occurring on or after February 2007, interest will accrue on the certificate at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Mortgage Loans (based upon the Stated Principal Balances of the Mortgage Loans on the due date in the month preceding the month of such Distribution Date).

To The Weighted Average Rate Reset Date [3]

Class	Approx. Size [1]	Interest – Principal Type	Est. WAL (yrs)	Est. Prin. Window (mos)	Expected Final Maturity	Expected Ratings (S&P/Fitch)
Offered Certificates						
A-1	$357,741,000	Variable – Pass-thru [2]	2.56	1 – 59	1/25/2007	AAA/AAA
A-2	$100,000,000	Variable – Seq [2]	1.89	1 – 59	1/25/2007	AAA/AAA
A-3	$28,500,00	Variable – Seq [2]	4.93	59 – 59	1/25/2007	AAA/AAA

(1) Class sizes are subject to a 10% variance of the stated size

(2) For each Distribution Date occurring in the month of and prior to September2006, interest will accrue on the certificates at a rate equal to the fixed rate applicable to each certificate. For each Distribution Date occurring in the month of October 2006 and prior to February 2007, interest will accrue on the certificates at a rate equal to the product of approx {}% for the Class A-1 Certificates or approx []% for the Class A-2 and Class A-3 Certificates and the weighted average of the Net Mortgage Interest Rates of the Mortgage Loans (based upon the applicable Non-Ratio Strip Percentage of the Stated Principal Balance of each Mortgage Loan on the due date in the month preceding the month of such Distribution Date). For each Distribution Date occurring in the month of or after February 2007, interest will accrue on the certificates at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Mortgage Loans (based upon the Stated Principal Balances of the Mortgage Loans on the due date in the month preceding the month of such Distribution Date).

(3) Assumes any outstanding principal balance on the Certificates will be paid in full on the Distribution Date occurring in the month of January 2007.

Preliminary Summary of Terms

Transaction:	Bank of America Mortgage Securities, Inc. Mortgage Pass-Through Certificates, Series 2002-B
Lead Manager (Book Runner):	Banc of America Securities LLC
Co-Managers:	Lehman Brothers Inc. and Bear, Stearns & Co. Inc.
Seller and Servicer:	Bank of America, N.A.
Trustee:	The Bank of New York
Transaction Size:	$486,241,000
Securities Offered:	$357,741,000 Class A-1 Certificates $100,000,000 Class A-2 Certificates $ 28,500,000 Class A-3 Certificates
Collateral:	5/1 Hybrid ARM Residential Mortgage Loans: fully amortizing, one-to-four family, residential first lien mortgage loans. The Mortgage Loans have a fixed interest rate for approximately 5 years and thereafter the Mortgage Loans have a variable interest rate.
Rating Agencies:	Standard & Poor's and Fitch Ratings(Senior Certificates) and Standard & Poor's (Subordinate Certificates only)
Expected Pricing Date:	Week of Feburary 11th, 2002
Expected Closing Date:	February 21, 2002
Collection Period:	The calendar month preceding the current Distribution Date
Distribution Date:	25th of each month, or the next succeeding Business Date (First Payment Date: March 25, 2002)
Cut-Off Date:	February 1, 2002

Preliminary Summary of Terms

Senior Certificates:	Class A-1, A-2, A-3, A-PO – Class A Certificates
Subordinate Certificates:	Class B-1, B-2, B-3, B-4, B-5 and B-6 Certificates - Class B Certificates
Day Count:	30/360
Prepayment Speed:	25% CPR
Optional Clean-up Call:	Any Distribution Date on or after which the Aggregate Principal Balance of the Mortgage Loans declines to 10% or less of the Aggregate Principal Balance as of the Cut-Off Date ("Cut-Off Date Pool Principal Balance")
Administrative Fee:	The Administrative Fees with respect to the Trust are payable out of the interest payments received on each Mortgage Loan. The "Administrative Fees" consist of (a) servicing compensation payable to the Servicer in respect of its servicing activities (the "Servicing Fee") and (b) fees paid to the Trustee. The Administrative Fees will accrue on the Stated Principal Balance of each Mortgage Loan at a rate (the "Administrative Fee Rate") equal to the sum of the Servicing Fee for such Mortgage Loan and the Trustee Fee Rate. The Trustee Fee Rate will be 0.0030% per annum. In the month of and prior to the Distribution Date in January 2007, the Servicing Fee Rate will be with respect to each Mortgage Loan, the per annum rate equal to (i) the related Mortgage Interest Rate less (ii) the sum of [%] and the Trustee Fee Rate; *provided, however*, that the Servicing Fee Rate will not be less than 0.250% per annum with respect to any Mortgage Loan. After the Distribution Date in January 2007, the Servicing Fee Rate will equal 0.250% per annum for each Mortgage Loan.
Clearing:	DTC, Clearstream and Euroclear
Denomination:	Class A-1, A-2, A-3 – minimum $1,000; increments of $1 in excess thereof; Classes A-PO, B-1, B-2, B-3, B-4, B-5 and B-6 – minimum $25,000; increments of $1 in excess thereof.
SMMEA Eligibility:	The Class A Certificates and the Class B-1 Certificate are expected to constitute "mortgage related securities" for purposes of SMMEA.
ERISA Eligibility:	All of the Certificates, except the B-4, B-5 and B-6, are expected to be ERISA eligible.
Tax Structure:	REMIC

Preliminary Summary of Terms

Principal:

Principal will be allocated to the certificates according to the Priority of Distributions. The Senior Principal Distribution Amount will generally be allocated to the Senior Certificates (other than to Class A-PO which will receive principal based on the Ratio Strip Principal Amount) as follows: approximately [73.5727756401]% to the Class A-1 Certificates until their class balances have been reduced to zero and approximately [26.4272243599]% sequentially to the Class A-2 and Class A-3 Certificates, in that order, until their class balances have been reduced to zero. The Subordinate Principal Distribution Amount will generally be allocated to the Subordinate Certificates on a pro-rata basis but will be distributed sequentially in accordance with their numerical class designations. *(Please see the Priority of Distributions section)*

Interest Accrual:

Interest will accrue on each class of Certificates (except for Class A-PO; interest will accrue on Class A-PO beginning in January 2007 and thereafter) during each one-month period ending on the last day of the month preceding the month in which each Distribution Date occurs (each, an "Interest Accrual Period"). The initial Interest Accrual Period will be deemed to have commenced on February 1, 2002. Interest which accrues on such class of Certificates during an Interest Accrual Period will be calculated on the assumption that distributions which reduce the principal balances thereof on the Distribution Date in that Interest Accrual Period are made on the first day of the Interest Accrual Period.

Pool Distribution Amount:

The Pool Distribution Amount with respect to any Distribution Date will be equal to the sum of (i) all scheduled installments of interest (net of the related Servicing Fee) and principal corresponding to the related Collection Period, together with any advances in respect thereof or any compensating interest; (ii) all proceeds of any primary mortgage guaranty insurance policies and any other insurance policies with respect to the Mortgage Loans, to the extent such proceeds are not applied to the restoration of the related mortgaged property or released to the mortgagor in accordance with the Servicer's normal servicing procedures and all other cash amounts received and retained in connection with the liquidation of defaulted Mortgage Loans, by foreclosure or otherwise (collectively, "Liquidation Proceeds"), during the related Collection Period (in each case, net of unreimbursed expenses incurred in connection with a liquidation or foreclosure and unreimbursed advances, if any); (iii) all partial or full prepayments corresponding to the related Collection Period; and (iv) any substitution adjustment payments in connection with any defective mortgage loan received with respect to such Distribution Date or amounts received in connection with the optional termination of the Trust as of such Distribution Date, reduced by amounts in reimbursement for advances previously made and other amounts as to which the Servicer is entitled to be reimbursed pursuant to the Pooling Agreement. The Pool Distribution Amount will not include any profit received by the Servicer on the foreclosure of a Mortgage Loan. Such amounts, if any, will be retained by the Servicer as additional servicing compensation.

Preliminary Summary of Terms

Senior Percentage:	For any Distribution Date, immediately prior to such date, (i) the aggregate principal balance of the Senior Certificates (other than the Class A-PO Certificates) divided by (ii) the aggregate principal balance of the Certificates (other than the Class A-PO Certificates).
Subordinated Percentage:	For any Distribution Date the percentage equal to 100% minus the Senior Percentage for such date.
Senior Prepayment Percentage:	For the following Distribution Dates, will be as follows:

Distribution Date	Senior Prepayment Percentage
Mar. 2002 through Feb. 2009	100%
Mar. 2009 through Feb. 2010	the Senior %, plus 70% of the Sub. %
Mar. 2010 through Feb. 2011	the Senior %, plus 60% of the Sub. %
Mar. 2011 through Feb. 2012	the Senior %, plus 40% of the Sub. %
Mar. 2012 through Feb. 2013	the Senior %, plus 20% of the Sub. %
Mar. 2013 and thereafter	the Senior %

However, (i) if on any Distribution Date the Senior Percentage exceeds the initial Senior Percentage, the Senior Prepayment Percentage for such date will equal 100%, (ii) if on any Distribution Date prior to the March 2005 Distribution Date, prior to giving effect to any distributions, the Subordinate Percentage for such Distribution Date is greater than or equal to twice the initial Subordinate Percentage, then the Senior Prepayment Percentage for such Distribution Date will equal the Senior Percentage plus 50% of the Subordinate Percentage, and (iii) if on or after the March 2005 Distribution Date, prior to giving effect to any distributions, the Subordinate Percentage for such Distribution Date is greater than or equal to twice the initial Subordinate Percentage for such Distribution Date, then the Senior Prepayment Percentage for such Distribution Date will equal the Senior Percentage.

Net Mortgage Interest Rate:	As to any Mortgage Loan and Distribution Date, such Mortgage Loan's Mortgage Interest Rate thereon on the first day of the month preceding the month of the related Distribution Date reduced by the Servicing Fee Rate applicable to each Mortgage Loan and the Trustee Fee Rate.
Discount Mortgage Loan:	Any Mortgage Loan with a Net Mortgage Interest Rate on the closing date that is less than [%] per annum.
Premium Mortgage Loan:	Any Mortgage Loan with a Net Mortgage Interest Rate on the closing date that is equal to or greater than [%] per annum.
Non-Ratio Strip Percentage:	As to any Discount Mortgage Loan, a fraction (expressed as a percentage), the numerator of which is the Net Mortgage Interest Rate of such Discount Mortgage Loan on the closing date and the denominator of which is [%]. As to any Mortgage Loan that is not a Discount Mortgage Loan, 100%.
Ratio Strip Percentage:	As to any Discount Mortgage Loan, 100% minus the Non-Ratio Strip Percentage for such Mortgage Loan. As to any Mortgage Loan that is not a Discount Mortgage Loan, 0%.
Ratio Strip Principal Amount:	As to any Distribution Date, the sum of the applicable Ratio Strip Percentage of (a) the principal portion of each Monthly Payment (without giving effect to payments to certain reductions thereof due on each Mortgage Loan on the related Due Date, (b) the Stated Principal Balance, as of the date of repurchase, of each Mortgage Loan that was repurchased by the related Seller or the Depositor pursuant to this Agreement as of such Distribution Date, (c) any substitution adjustment payments in connection with any defective Mortgage Loan received with respect to such Distribution Date, (d) any liquidation proceeds allocable to recoveries of principal of Mortgage Loans that are not yet liquidated Mortgage Loans received during the calendar month preceding the month of such Distribution Date, (e) with respect to each Mortgage Loan that became a liquidated Mortgage Loan during the calendar month preceding the month of such Distribution Date, the amount of liquidation proceeds allocable to principal received with respect to such Mortgage Loan during the calendar month preceding the month of such Distribution Date with respect to such Mortgage Loan and (f) all Principal Prepayments on Mortgage Loans received during the calendar month preceding the month of such Distribution
Senior Principal Distribution Amount:	As to any Distribution Date, the sum of (i) the Senior Percentage of the applicable Non-Ratio Strip Percentage of all amounts described in clauses (a) through (d) of the definition of "Ratio Strip Principal Amount" for such Distribution Date and (ii) the Senior Prepayment Percentage of the applicable Non-Ratio Strip Percentage of the amounts described in clauses (e) and (f) of the definition of "Ratio Strip Principal Amount" for such Distribution Date subject to certain reductions due to losses.

Subordinate Principal Distribution Amount:	With respect to any Distribution Date, an amount equal to the sum of (i) the Subordinate Percentage of the applicable Non-Ratio Strip Percentage of all amounts described in clauses (a) through (d) of the definition of "Ratio Strip Principal Amount" for such Distribution Date and (ii) the Subordinate Prepayment Percentage of the applicable Non-Ratio Strip Percentage of the amounts described in clauses (e) and (f) of the definition of "Ratio Strip Principal Amount" for such Distribution Date subject to certain reductions due to losses.
Class A-PO Deferred Amount:	As to any Distribution Date prior to the Senior Credit Support Depletion Date, the aggregate of the applicable Ratio Strip Percentage of each Realized Loss, other than an Excess Loss, to be allocated to the Class A-PO Certificates on such Distribution Date or previously allocated to the Class A-PO Certificates and not yet paid to the Holders of the Class A-PO Certificates. Class A-PO Deferred Amounts will be payable to the holders of the Class A-PO Certificates from amounts otherwise distributable as principal to the Class B Certificates, in reverse order of priority beginning with the Class B-6 Certificates.

Credit Support

Credit support for the Offered Certificates is provided by subordination. Please see the diagram below. Additional credit enhancement is provided by the allocation of all principal prepayments to the Senior Certificates (other than the Class A-PO Certificates), subject to certain exceptions, for the first seven years and the disproportionately greater allocation of prepayments to the Senior Certificates (other than the Class A-PO Certificates) over the following four years. The disproportionate allocation of prepayments will accelerate the amortization of those Senior Certificates relative to the amortization of the Subordinate Certificates. As a result, the credit support percentage for the Class A Certificates should be maintained and may be increased during the first eleven years.

Subordination of Class B Certificates


Priority of Payment
Class A (Credit Support 2.85%)
Class B-1 (Credit Support 1.50%)
Class B-2 (Credit Support 0.95%)
Class B-3 (Credit Support 0.55%)
Class B-4 (Credit Support 0.35%)
Class B-5 (Credit Support 0.15%)
Class B-6 (Credit Support 0.00%)
Order of Loss Allocation

Priority of Distributions

Distributions will be made on each Distribution Date from the Pool Distribution Amount in the following order of priority:

Priority of Distributions


First, to the Trustee
Second, to Class A to pay Interest
Third, to Class A-1, A-2, A-3 and Class A-PO to pay Principal
Fourth, to Class A-PO to pay any applicable Class A-PO Deferred Amounts
Fifth, sequentially, to each class of Subordinate Certificates to pay Interest and Principal in the order of numerical class designations, beginning with Class B-1, until each class balance is zero
Sixth, to the residual certificate, any remaining amounts

Bond Summary to Maturity

A-1

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 100-00	4.769	4.885	4.922	4.945	4.957	4.958	4.913
Average Life (Years)	11.232	5.377	4.109	3.267	2.673	2.236	1.420
Modified Duration	7.569	4.181	3.342	2.749	2.308	1.970	1.302
First Principal Payment Date	03/25/02	03/25/02	03/25/02	03/25/02	03/25/02	03/25/02	03/25/02
Last Principal Payment Date	02/25/32	02/25/32	02/25/32	02/25/32	02/25/32	02/25/32	12/25/31
Principal Payment Window (Months)	360	360	360	360	360	360	358

A-2

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 100-8	4.639	4.673	4.645	4.589	4.520	4.447	4.198
Average Life (Years)	7.751	3.180	2.392	1.889	1.544	1.293	0.833
Modified Duration	5.940	2.793	2.159	1.737	1.437	1.215	0.796
First Principal Payment Date	03/25/02	03/25/02	03/25/02	03/25/02	03/25/02	03/25/02	03/25/02
Last Principal Payment Date	04/25/20	05/25/10	05/25/08	01/25/07	02/25/06	06/25/05	03/25/04
Principal Payment Window (Months)	218	99	75	59	48	40	25

A-3

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 97-26	4.736	4.875	4.965	5.065	5.163	5.253	5.512
Average Life (Years)	23.444	13.085	10.135	8.101	6.638	5.545	3.480
Modified Duration	13.788	9.269	7.631	6.381	5.411	4.643	3.074
First Principal Payment Date	04/25/20	05/25/10	05/25/08	01/25/07	02/25/06	06/25/05	03/25/04
Last Principal Payment Date	02/25/32	02/25/32	02/25/32	02/25/32	02/25/32	02/25/32	11/25/31
Principal Payment Window (Months)	143	262	286	302	313	321	333

Bond Summary to Weighted Average Rate Reset Date(1)

A-1

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 100-00	5.098	5.073	5.058	5.042	5.023	5.002	4.922
Average Life (Years)	4.221	3.287	2.903	2.563	2.263	1.998	1.379
Modified Duration	3.675	2.897	2.575	2.289	2.034	1.808	1.273
First Principal Payment Date	03/25/02	03/25/02	03/25/02	03/25/02	03/25/02	03/25/02	03/25/02
Last Principal Payment Date	01/25/07	01/25/07	01/25/07	01/25/07	01/25/07	01/25/07	01/25/07
Principal Payment Window (Months)	59	59	59	59	59	59	59

A-2

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 100-8	4.757	4.692	4.647	4.589	4.520	4.447	4.198
Average Life (Years)	4.019	2.819	2.326	1.889	1.544	1.293	0.833
Modified Duration	3.535	2.527	2.109	1.737	1.437	1.215	0.796
First Principal Payment Date	03/25/02	03/25/02	03/25/02	03/25/02	03/25/02	03/25/02	03/25/02
Last Principal Payment Date	01/25/07	01/25/07	01/25/07	01/25/07	02/25/06	06/25/05	03/25/04
Principal Payment Window (Months)	59	59	59	59	48	40	25

A-3

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 97-26	5.359	5.359	5.359	5.359	5.371	5.400	5.556
Average Life (Years)	4.928	4.928	4.928	4.928	4.786	4.471	3.298
Modified Duration	4.272	4.272	4.272	4.272	4.161	3.911	2.948
First Principal Payment Date	01/25/07	01/25/07	01/25/07	01/25/07	02/25/06	06/25/05	03/25/04
Last Principal Payment Date	01/25/07	01/25/07	01/25/07	01/25/07	01/25/07	01/25/07	01/25/07
Principal Payment Window (Months)	1	1	1	1	12	20	35

(1) Assumes any outstanding principal balance on the Certificates will be paid in full on the Distribution Date occurring in the month of January 2007.

Collateral Summary

Description of The Mortgage Loans

The Mortgage Loans consist of 5/1 Hybrid ARM residential mortgage loans which are conventional, fully amortizing, one-to-four family, residential first lien mortgage loans. The Mortgage Loans have a fixed interest rate for the first 5 years and thereafter the Mortgage Loans have a variable interest rate. The mortgage loan interest rate adjusts at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year Libor and will adjust to that index plus a certain number of basis points (the "Gross Margin"). The One-Year Libor index will be equal to the rate quoted as of either (i) the first business day of the month preceding the adjustment date or (ii) forty-five days prior to the adjustment date. The mortgage interest rates generally have Periodic Caps of 5% for the first adjustment date and 2% for every adjustment date thereafter. The mortgage interest rates are subject to lifetime maximum mortgage interest rates which are generally 5% over the initial mortgage interest rate. None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin.

The approximate collateral statistics for the Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

Total Outstanding Loan Balance		$500,769,811	
Total Number of Loans		970	
Average Loan Principal Balance		$516,258	$300,200 to $1,000,000
WA Gross Coupon		6.176%	5.000% to 7.125%
WA FICO		735	620 to 814
WA Original Term (mos.)		359	180 to 360
WA Remaining Term (mos.)		359	179 to 360
WA OLTV		64.21%	10.00% to 95.00%
Months to First Adjustment Date		59	55 to 60
WA Gross Margin		2.250%	
WA Rate Ceiling		11.176%	10.000% to 12.125%
Geographic Concentration of Mortgaged Properties (Top 5 States) based on the Aggregate Stated Principal Balance	CA	71.63%	
	VA	3.39%	
	FL	2.76%	
	MD	2.26%	
	DC	1.96%	

Collateral Summary

The approximate collateral statistics for the Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

Occupancy of Mortgaged Properties (1)

Occupancy	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
Primary Residence	900	$ 463,240,448.68	92.51%
Second Home	60	33,287,206.38	6.65
Investor Property	10	4,242,155.48	0.85
TOTAL	**970**	**$ 500,769,810.54**	**100.00%**

(1) Based solely on representations of the mortgagor at the time of origination of the related Mortgage Loan.

Property Types

Property Type	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
Single Family Residence	658	$ 344,262,325.48	68.75%
PUD - Detached	224	114,587,801.12	22.88
Condominium	56	25,571,010.41	5.11
2-Family	9	6,262,769.23	1.25
PUD - Attached	16	6,203,951.03	1.24
3-Family	4	2,439,008.17	0.49
4-Family	2	1,077,945.10	0.22
Townhouse	1	365,000.00	0.07
TOTAL	**970**	**$ 500,769,810.54**	**100.00%**

Mortgage Loan Purpose

Purpose	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
Refinance - Rate/Term	510	$ 272,408,443.83	54.40%
Purchase	271	137,798,242.58	27.52
Refinance - Cashout	189	90,563,124.13	18.08
TOTAL	**970**	**$ 500,769,810.54**	**100.00%**

Geographical Distribution of the Mortgage Properties (1)

Geographic Area	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
Alabama	1	$ 765,000.00	0.15%
Arizona	17	9,198,258.60	1.84
Arkansas	1	371,300.00	0.07
California	696	358,684,257.87	71.63
Colorado	16	7,073,310.85	1.41
Connecticut	1	620,175.05	0.12
District of Columbia	19	9,836,417.47	1.96
Florida	25	13,810,434.69	2.76
Georgia	17	8,408,190.80	1.68
Hawaii	2	1,362,000.00	0.27
Idaho	1	1,000,000.00	0.20
Illinois	9	5,030,601.43	1.00
Kansas	1	403,226.19	0.08
Kentucky	1	357,000.00	0.07
Maryland	23	11,308,023.72	2.26
Massachusetts	1	936,566.71	0.19
Michigan	3	1,621,557.13	0.32
Minnesota	3	1,239,740.82	0.25
Missouri	6	2,988,054.21	0.60
Nevada	12	6,574,720.41	1.31
New Jersey	1	559,920.00	0.11
New Mexico	5	3,995,772.16	0.80
New York	2	1,457,595.94	0.29
North Carolina	18	9,053,161.34	1.81
Ohio	1	391,000.00	0.08
Oregon	5	2,655,889.10	0.53
Rhode Island	1	749,288.37	0.15
South Carolina	11	5,158,794.31	1.03
Tennessee	6	2,551,412.09	0.51
Texas	13	6,930,826.63	1.38
Virginia	35	16,984,552.93	3.39
Washington	16	8,293,179.35	1.66
Wyoming	1	399,582.37	0.08
TOTAL	**970**	**$ 500,769,810.54**	**100.00%**

(1) As of the Cut-Off Date, no more than approximately 2.55% of the Mortgage Loans are expected to be secured by mortgaged properties located in any one five-digit postal zip code.

Current Mortgage Loan Principal Balances (1)

Current Mortgage Loan Principal Balances	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
$300,000.01 to $350,000.00	140	$ 46,115,804.15	9.21%
$350,000.01 to $400,000.00	206	77,518,861.45	15.48
$400,000.01 to $450,000.00	118	50,266,180.46	10.04
$450,000.01 to $500,000.00	105	50,572,993.68	10.10
$500,000.01 to $550,000.00	71	37,332,005.34	7.45
$550,000.01 to $600,000.00	76	43,673,942.10	8.72
$600,000.01 to $650,000.00	58	36,654,012.88	7.32
$650,000.01 to $700,000.00	45	30,442,842.49	6.08
$700,000.01 to $750,000.00	52	38,227,663.67	7.63
$750,000.01 to $800,000.00	18	14,092,554.13	2.81
$800,000.01 to $850,000.00	12	9,888,712.92	1.97
$850,000.01 to $900,000.00	13	11,534,972.80	2.30
$900,000.01 to $950,000.00	14	12,970,791.83	2.59
$950,000.01 to $1,000,000.00	42	41,478,472.64	8.28
TOTAL	**970**	**$ 500,769,810.54**	**100.00%**

(1) As of the Cut-Off Date, the average outstanding principal balance of the Mortgage Loans is expected to be approximately $516,258.

Original Loan-To-Value Ratios (1)

Original Loan-To-Value Ratios	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
5.01% to 10.00%	2	$ 1,498,565.17	0.30%
10.01% to 15.00%	8	3,917,294.51	0.78
15.01% to 20.00%	12	6,235,127.79	1.25
20.01% to 25.00%	12	6,522,461.78	1.30
25.01% to 30.00%	13	7,865,727.65	1.57
30.01% to 35.00%	14	8,476,002.63	1.69
35.01% to 40.00%	29	15,737,229.11	3.14
40.01% to 45.00%	30	17,148,962.65	3.42
45.01% to 50.00%	51	30,084,099.43	6.01
50.01% to 55.00%	57	29,113,815.67	5.81
55.01% to 60.00%	82	42,716,117.53	8.53
60.01% to 65.00%	82	42,040,117.41	8.40
65.01% to 70.00%	117	64,969,375.14	12.97
70.01% to 75.00%	110	60,964,861.08	12.17
75.01% to 80.00%	328	154,849,547.22	30.92
80.01% to 85.00%	4	1,435,918.58	0.29
85.01% to 90.00%	14	5,301,890.28	1.06
90.01% to 95.00%	5	1,892,696.91	0.38
TOTAL	**970**	**$ 500,769,810.54**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Loan-To-Value Ratio at origination of the Mortgage Loans is expected to be approximately 64.21%.

Current Mortgage Interest Rates (1)

Mortgage Interest Rates	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
4.751% to 5.000%	1	$ 503,600.00	0.10%
5.001% to 5.250%	14	6,894,123.99	1.38
5.251% to 5.500%	34	16,664,249.22	3.33
5.501% to 5.750%	88	44,531,609.54	8.89
5.751% to 6.000%	228	117,759,713.43	23.52
6.001% to 6.250%	239	124,068,309.83	24.78
6.251% to 6.500%	244	127,189,327.09	25.40
6.501% to 6.750%	91	47,155,257.33	9.42
6.751% to 7.000%	30	15,463,620.11	3.09
7.001% to 7.250%	1	540,000.00	0.11
TOTAL	**970**	**$ 500,769,810.54**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Current Mortgage Interest Rate of the Mortgage Loans is expected to be approximately 6.176%.

Gross Margins

Gross Margins	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
2.250%	970	$ 500,769,810.54	100.00%
TOTAL	**970**	**$ 500,769,810.54**	**100.00%**

Rate Ceilings (1)

Maximum Lifetime Mortgage Interest Rates	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
9.751% to 10.000%	1	$ 503,600.00	0.10%
10.001% to 10.250%	14	6,894,123.99	1.38
10.251% to 10.500%	34	16,664,249.22	3.33
10.501% to 10.750%	88	44,531,609.54	8.89
10.751% to 11.000%	228	117,759,713.43	23.52
11.001% to 11.250%	239	124,068,309.83	24.78
11.251% to 11.500%	244	127,189,327.09	25.40
11.501% to 11.750%	91	47,155,257.33	9.42
11.751% to 12.000%	30	15,463,620.11	3.09
12.001% to 12.250%	1	540,000.00	0.11
TOTAL	**970**	**$ 500,769,810.54**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Rate Ceiling of the Mortgage Loans is expected to be approximately 11.176%.

First Adjustment Date (1)

First Adjustment Date	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
September 1, 2006	1	$ 557,620.56	0.11%
November 1, 2006	4	2,349,647.98	0.47
December 1, 2006	7	3,999,294.73	0.80
January 1, 2007	455	234,623,089.18	46.85
February 1, 2007	503	259,240,158.09	51.77
TOTAL	**970**	**$ 500,769,810.54**	**100.00%**

(1) As of the Cut-Off Date, the weighted average months to first Adjustment Date for the Mortgage Loans is expected to be approximately 60 months.

Remaining Terms (1)

Remaining Term	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
121 to 180 months	3	$ 1,256,063.67	0.25%
181 to 240 months	2	898,852.23	0.18
301 to 360 months	965	498,614,894.64	99.57
TOTAL	**970**	**$ 500,769,810.54**	**100.00%**

(1) As of the Cut-Off Date, the weighted average remaining term to stated maturity of the Mortgage Loans is expected to be approximately 359 months.

Credit Scoring of Mortgagors (1)

Credit Scores	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
601 to 650	40	$ 20,875,790.53	4.17%
651 to 700	174	88,858,267.97	17.74
701 to 750	318	168,111,430.76	33.57
751 to 800	407	205,701,756.55	41.08
801 to 850	24	13,127,195.54	2.62
Unknown Scores	7	4,095,369.19	0.82
TOTAL	**970**	**$ 500,769,810.54**	**100.00%**

(1) The scores shown are Bureau Credit Scores from Experiean (FICO), Equifax (Beacon) and TransUnion (Empirica).

Period	Date	Ending Balance	Principal	Interest	Cash Flow	Coupon
Total			357,712,000.00	47,152,993.62	404,864,993.62	
0	21-Feb-02	357,712,000.00	0	0	0	0
1	25-Mar-02	348,650,447.72	9,061,552.28	1,539,652.07	10,601,204.35	5.165
2	25-Apr-02	339,810,370.91	8,840,076.81	1,500,649.64	10,340,726.44	5.165
3	25-May-02	331,186,402.70	8,623,968.21	1,462,600.47	10,086,568.68	5.165
4	25-Jun-02	322,773,305.62	8,413,097.08	1,425,481.47	9,838,578.55	5.165
5	25-Jul-02	314,565,968.53	8,207,337.09	1,389,270.10	9,596,607.19	5.165
6	25-Aug-02	306,559,403.55	8,006,564.97	1,353,944.36	9,360,509.33	5.165
7	25-Sep-02	298,748,743.15	7,810,660.41	1,319,482.77	9,130,143.17	5.165
8	25-Oct-02	291,129,237.18	7,619,505.96	1,285,864.38	8,905,370.35	5.165
9	25-Nov-02	283,696,250.14	7,432,987.04	1,253,068.76	8,686,055.80	5.165
10	25-Dec-02	276,445,258.36	7,250,991.79	1,221,075.94	8,472,067.73	5.165
11	25-Jan-03	269,371,847.32	7,073,411.03	1,189,866.47	8,263,277.50	5.165
12	25-Feb-03	262,471,709.09	6,900,138.24	1,159,421.33	8,059,559.57	5.165
13	25-Mar-03	255,740,639.66	6,731,069.43	1,129,721.98	7,860,791.41	5.165
14	25-Apr-03	249,174,536.55	6,566,103.11	1,100,750.34	7,666,853.45	5.165
15	25-May-03	242,769,396.29	6,405,140.25	1,072,488.73	7,477,628.99	5.165
16	25-Jun-03	236,521,312.11	6,248,084.19	1,044,919.94	7,293,004.13	5.165
17	25-Jul-03	230,426,471.53	6,094,840.58	1,018,027.15	7,112,867.73	5.165
18	25-Aug-03	224,481,154.17	5,945,317.35	991,793.94	6,937,111.29	5.165
19	25-Sep-03	218,681,729.51	5,799,424.66	966,204.30	6,765,628.96	5.165
20	25-Oct-03	213,024,654.72	5,657,074.80	941,242.61	6,598,317.41	5.165
21	25-Nov-03	207,506,472.53	5,518,182.18	916,893.62	6,435,075.80	5.165
22	25-Dec-03	202,123,809.25	5,382,663.28	893,142.44	6,275,805.73	5.165
23	25-Jan-04	196,873,372.66	5,250,436.58	869,974.56	6,120,411.15	5.165
24	25-Feb-04	191,751,950.14	5,121,422.52	847,375.81	5,968,798.33	5.165
25	25-Mar-04	186,756,406.68	4,995,543.46	825,332.35	5,820,875.81	5.165
26	25-Apr-04	181,883,683.08	4,872,723.61	803,830.70	5,676,554.31	5.165
27	25-May-04	177,130,794.05	4,752,889.02	782,857.69	5,535,746.71	5.165
28	25-Jun-04	172,494,826.53	4,635,967.52	762,400.46	5,398,367.98	5.165
29	25-Jul-04	167,972,937.86	4,521,888.67	742,446.48	5,264,335.16	5.165
30	25-Aug-04	163,682,818.07	4,290,119.78	722,983.52	5,013,103.30	5.165
31	25-Sep-04	159,499,589.44	4,183,228.64	704,518.13	4,887,746.77	5.165
32	25-Oct-04	155,420,630.33	4,078,959.11	686,512.82	4,765,471.93	5.165
33	25-Nov-04	151,443,382.78	3,977,247.55	668,956.30	4,646,203.85	5.165
34	25-Dec-04	147,565,350.94	3,878,031.84	651,837.56	4,529,869.40	5.165
35	25-Jan-05	143,784,099.58	3,781,251.35	635,145.86	4,416,397.22	5.165
36	25-Feb-05	140,097,252.65	3,686,846.94	618,870.73	4,305,717.67	5.165
37	25-Mar-05	136,612,394.51	3,484,858.14	603,001.92	4,087,860.06	5.165
38	25-Apr-05	133,213,191.35	3,399,203.16	588,002.51	3,987,205.67	5.165
39	25-May-05	129,897,556.13	3,315,635.21	573,371.78	3,889,006.99	5.165
40	25-Jun-05	126,663,452.36	3,234,103.77	559,100.73	3,793,204.51	5.165
41	25-Jul-05	123,508,892.82	3,154,559.54	545,180.61	3,699,740.15	5.165
42	25-Aug-05	120,431,938.43	3,076,954.39	531,602.86	3,608,557.25	5.165
43	25-Sep-05	117,430,697.05	3,001,241.37	518,359.13	3,519,600.51	5.165
44	25-Oct-05	114,503,322.40	2,927,374.66	505,441.29	3,432,815.95	5.165
45	25-Nov-05	111,648,012.88	2,855,309.52	492,841.38	3,348,150.90	5.165
46	25-Dec-05	108,863,010.56	2,785,002.32	480,551.66	3,265,553.97	5.165
47	25-Jan-06	106,146,600.11	2,716,410.45	468,564.54	3,184,975.00	5.165

48	25-Feb-06	103,497,107.74	2,649,492.37	456,872.66	3,106,365.03	5.165
49	25-Mar-06	100,912,900.24	2,584,207.50	445,468.80	3,029,676.30	5.165
50	25-Apr-06	98,392,383.99	2,520,516.25	434,345.94	2,954,862.19	5.165
51	25-May-06	95,934,003.99	2,458,380.00	423,497.22	2,881,877.22	5.165
52	25-Jun-06	93,536,242.94	2,397,761.05	412,915.94	2,810,676.99	5.165
53	25-Jul-06	91,197,620.34	2,338,622.60	402,595.58	2,741,218.18	5.165
54	25-Aug-06	88,916,691.59	2,280,928.75	392,529.76	2,673,458.51	5.165
55	25-Sep-06	86,692,047.12	2,224,644.47	382,712.26	2,607,356.73	5.165
56	25-Oct-06	84,522,311.55	2,169,735.56	373,137.02	2,542,872.58	5.165
57	25-Nov-06	82,406,142.89	2,116,168.66	363,798.12	2,479,966.78	5.165
58	25-Dec-06	80,342,231.69	2,063,911.20	354,689.77	2,418,600.97	5.165
59	25-Jan-07	0	80,342,231.69	345,806.36	80,688,038.05	5.165

; LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to
:d on information that the Underwriter consider reliable, but the Underwriter does not
erial to any other person. The information contained in this material may pertain to
herein. The Underwriter makes no representation regarding the reasonableness of such
ses. The Underwriter and its affiliates, officers, directors, partners and employees,
:herein or derivatives thereof (including options). This material may be filed with the
Securities Act of 1933, including all cases where the material does not pertain to
ial only. Information in this material regarding any assets backing any securities
:rein or otherwise, will be superseded by the information contained in any final
s not prepared, reviewed or participated in the preparation of this material, is not
:he issuer in connection with the proposed transaction.

BOAMS 2002-B Price/Yield - A

Balance	$357,712,000.00	**Delay**	24
Coupon	5.165	**Dated**	2/1/02
Settle	2/21/02	**First Payment**	3/25/02

Swaps	
2YR	3.349
3YR	4.058

Price	**5 CPR To Rol**	**15 CPR To Rol**	**20 CPR To Rol**	**25 CPR To Rol**	**30 CPR To Rol**	**35 CPR To Rol**	**40 CPR To Rol**	**50 CPR To Rol**	**60 CPR To Rol**
99-16	5.263	5.275	5.282	5.289	5.298	5.308	5.318	5.344	5.377
99-18	5.246	5.253	5.257	5.262	5.267	5.273	5.279	5.295	5.314
99-20	5.229	5.232	5.233	5.234	5.236	5.238	5.240	5.245	5.252
99-22	5.212	5.210	5.209	5.207	5.205	5.203	5.201	5.196	5.189
99-24	5.195	5.188	5.184	5.180	5.174	5.169	5.162	5.147	5.127
99-26	5.178	5.167	5.160	5.152	5.144	5.134	5.123	5.097	5.064
99-28	5.161	5.145	5.136	5.125	5.113	5.099	5.084	5.048	5.002
99-30	5.144	5.124	5.111	5.098	5.082	5.065	5.045	4.999	4.940
100-00	**5.127**	**5.102**	**5.087**	**5.070**	**5.051**	**5.030**	**5.007**	**4.950**	**4.878**
100-02	5.110	5.081	5.063	5.043	5.021	4.996	4.968	4.901	4.816
100-04	5.093	5.059	5.039	5.016	4.990	4.961	4.929	4.852	4.754
100-06	5.076	5.038	5.015	4.989	4.960	4.927	4.890	4.803	4.692
100-08	5.059	5.016	4.990	4.962	4.929	4.893	4.852	4.754	4.631
100-10	5.043	4.995	4.966	4.935	4.899	4.858	4.813	4.705	4.569
100-12	5.026	4.973	4.942	4.907	4.868	4.824	4.775	4.657	4.508
100-14	5.009	4.952	4.918	4.880	4.838	4.790	4.736	4.608	4.446
100-16	4.992	4.930	4.894	4.853	4.807	4.756	4.698	4.560	4.385
WAL	**4.221**	**3.287**	**2.903**	**2.563**	**2.263**	**1.998**	**1.765**	**1.378**	**1.076**
Mod Durn	**3.672**	**2.895**	**2.573**	**2.287**	**2.032**	**1.807**	**1.607**	**1.271**	**1.005**
Principal Window	**Mar02 - Jan07**	**Mar02 - Jan07**	**Mar02 - Jan07**	**Mar02 - Jan07**	**Mar02 - Jan07**	**Mar02 - Jan07**	**Mar02 - Jan07**	**Mar02 - Jan07**	**Mar02 - Jan07**
LIBOR_1YR	2.41625	2.41625	2.41625	2.41625	2.41625	2.41625	2.41625	2.41625	2.41625

BOAMS 2002-B Price/Yield - PT - MI

Balance	$1,825,000.00	**Delay**	24
Coupon	5.218	**Dated**	2/1/02
Settle	2/21/02	**First Payment**	3/25/02

Swaps	
2YR	3.340
3YR	4.038

Price	**5 CPR To Rol**	**15 CPR To Rol**	**20 CPR To Rol**	**25 CPR To Rol**	**30 CPR To Rol**	**35 CPR To Rol**	**40 CPR To Rol**	**50 CPR To Rol**	**60 CPR To Rol**
98-22	5.540	5.612	5.654	5.702	5.756	5.817	5.885	6.046	6.252
98-24	5.523	5.590	5.630	5.674	5.725	5.781	5.845	5.995	6.188
98-26	5.506	5.568	5.605	5.646	5.693	5.746	5.805	5.945	6.124
98-28	5.488	5.546	5.580	5.619	5.662	5.711	5.765	5.895	6.060
98-30	5.471	5.524	5.556	5.591	5.631	5.675	5.725	5.844	5.996
99-00	5.454	5.502	5.531	5.563	5.599	5.640	5.686	5.794	5.933
99-02	5.437	5.480	5.506	5.535	5.568	5.605	5.646	5.744	5.869
99-04	5.420	5.459	5.482	5.508	5.537	5.570	5.607	5.694	5.806
99-06	**5.402**	**5.437**	**5.457**	**5.480**	**5.506**	**5.535**	**5.567**	**5.644**	**5.743**
99-08	5.385	5.415	5.433	5.452	5.475	5.500	5.528	5.594	5.680
99-10	5.368	5.393	5.408	5.425	5.444	5.465	5.488	5.545	5.616
99-12	5.351	5.371	5.383	5.397	5.412	5.430	5.449	5.495	5.553
99-14	5.334	5.350	5.359	5.370	5.381	5.395	5.410	5.445	5.491
99-16	5.317	5.328	5.335	5.342	5.350	5.360	5.370	5.396	5.428
99-18	5.300	5.306	5.310	5.315	5.319	5.325	5.331	5.346	5.365
99-20	5.283	5.285	5.286	5.287	5.289	5.290	5.292	5.297	5.302
99-22	5.265	5.263	5.261	5.260	5.258	5.255	5.253	5.247	5.240
WAL	**4.221**	**3.287**	**2.903**	**2.563**	**2.263**	**1.998**	**1.765**	**1.379**	**1.076**
Mod Durn	**3.657**	**2.879**	**2.557**	**2.271**	**2.017**	**1.791**	**1.592**	**1.259**	**0.993**
Principal Window	**Mar02 - Jan07**	**Mar02 - Jan07**	**Mar02 - Jan07**	**Mar02 - Jan07**	**Mar02 - Jan07**	**Mar02 - Jan07**	**Mar02 - Jan07**	**Mar02 - Jan07**	**Mar02 - Jan07**
LIBOR_1YR	2.41625	2.41625	2.41625	2.41625	2.41625	2.41625	2.41625	2.41625	2.41625

MBS New Issue Term Sheet

$486,241,000 (approximate)

Bank of America Mortgage Securities, Inc.
Mortgage Pass-Through Certificates, Series 2002-B

Classes A-1, A-2, A-3

Bank of America, N.A.
Seller and Servicer

Bank of America

February 11, 2002

BoAMS 2002-B

To Maturity

Class	Approx. Size [1]	Interest – Principal Type	Est. WAL (yrs)	Est. Prin. Window (mos)	Expected Final Maturity	Expected Ratings (S&P/Fitch)
Offered Certificates						
A-1	$357,741,000	Variable – Pass-thru [2]	3.27	1 – 360	2/25/2032	AAA/AAA
A-2	$100,000,000	Variable – Seq [2]	1.89	1 – 59	1/25/2007	AAA/AAA
A-3	$28,500,000	Variable – Seq [2]	8.10	59 – 360	2/25/2032	AAA/AAA
Not Offered Hereunder						
B-1	$6,760,000					AA/Not Rated
B-2	$2,754,000					A/Not Rated
B-3	$2,003,000					BBB/Not Rated
B-4	$1,002,000					BB/Not Rated
B-5	$1,001,000					B/Not Rated
B-6	$751,982					Not Rated/Not Rated
A-PO	$256,828	Principal Only [3]				AAA/AAA

(1) *Class sizes are subject to a 10% variance of the stated size.*

(2) *For each Distribution Date occurring in the month of and prior to September 2006, interest will accrue on the certificates at a rate equal to the fixed rate applicable to each certificate. For each Distribution Date occurring in the month of October 2006 and prior to February 2007, interest will accrue on the certificates at a rate equal to the product of approx {}% for the Class A-1 Certificates or approx []% for the Class A-2 and Class A-3 Certificates and the weighted average of the Net Mortgage Interest Rates of the Mortgage Loans (based upon the applicable Non-Ratio Strip Percentage of the Stated Principal Balance of each Mortgage Loan on the due date in the month preceding the month of such Distribution Date). For each Distribution Date occurring in the month of or after February 2007, interest will accrue on the certificates at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Mortgage Loans (based upon the Stated Principal Balances of the Mortgage Loans on the due date in the month preceding the month of such Distribution Date).*

(3) *For each Distribution Date occurring prior to February 2007, the Class A-PO Certificates are only entitled to principal distributions and will not accrue interest. For each Distribution Date occurring on or after February 2007, interest will accrue on the certificate at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Mortgage Loans (based upon the Stated Principal Balances of the Mortgage Loans on the due date in the month preceding the month of such Distribution Date).*

To The Weighted Average Rate Reset Date [3]

Class	Approx. Size [1]	Interest – Principal Type	Est. WAL (yrs)	Est. Prin. Window (mos)	Expected Final Maturity	Expected Ratings (S&P/Fitch)
Offered Certificates						
A-1	$357,741,000	Variable – Pass-thru [2]	2.56	1 – 59	1/25/2007	AAA/AAA
A-2	$100,000,000	Variable – Seq [2]	1.89	1 – 59	1/25/2007	AAA/AAA
A-3	$28,500,00	Variable – Seq [2]	4.93	59 – 59	1/25/2007	AAA/AAA

(1) *Class sizes are subject to a 10% variance of the stated size*

(2) *For each Distribution Date occurring in the month of and prior to September2006, interest will accrue on the certificates at a rate equal to the fixed rate applicable to each certificate. For each Distribution Date occurring in the month of October 2006 and prior to February 2007, interest will accrue on the certificates at a rate equal to the product of approx {}% for the Class A-1 Certificates or approx []% for the Class A-2 and Class A-3 Certificates and the weighted average of the Net Mortgage Interest Rates of the Mortgage Loans (based upon the applicable Non-Ratio Strip Percentage of the Stated Principal Balance of each Mortgage Loan on the due date in the month preceding the month of such Distribution Date). For each Distribution Date occurring in the month of or after February 2007, interest will accrue on the certificates at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Mortgage Loans (based upon the Stated Principal Balances of the Mortgage Loans on the due date in the month preceding the month of such Distribution Date).*

(3) *Assumes any outstanding principal balance on the Certificates will be paid in full on the Distribution Date occurring in the month of January 2007.*

Preliminary Summary of Terms

Transaction:	Bank of America Mortgage Securities, Inc. Mortgage Pass-Through Certificates, Series 2002-B
Lead Manager (Book Runner):	Banc of America Securities LLC
Co-Managers:	Lehman Brothers Inc. and Bear, Stearns & Co. Inc.
Seller and Servicer:	Bank of America, N.A.
Trustee:	The Bank of New York
Transaction Size:	$486,241,000
Securities Offered:	$357,741,000 Class A-1 Certificates $100,000,000 Class A-2 Certificates $ 28,500,000 Class A-3 Certificates
Collateral:	5/1 Hybrid ARM Residential Mortgage Loans: fully amortizing, one-to-four family, residential first lien mortgage loans. The Mortgage Loans have a fixed interest rate for approximately 5 years and thereafter the Mortgage Loans have a variable interest rate.
Rating Agencies:	Standard & Poor's and Fitch Ratings(Senior Certificates) and Standard & Poor's (Subordinate Certificates only)
Expected Pricing Date:	Week of Feburary 11th, 2002
Expected Closing Date:	February 21, 2002
Collection Period:	The calendar month preceding the current Distribution Date
Distribution Date:	25th of each month, or the next succeeding Business Date (First Payment Date: March 25, 2002)
Cut-Off Date:	February 1, 2002

Preliminary Summary of Terms

Senior Certificates:	Class A-1, A-2, A-3, A-PO – Class A Certificates
Subordinate Certificates:	Class B-1, B-2, B-3, B-4, B-5 and B-6 Certificates - Class B Certificates
Day Count:	30/360
Prepayment Speed:	25% CPR
Optional Clean-up Call:	Any Distribution Date on or after which the Aggregate Principal Balance of the Mortgage Loans declines to 10% or less of the Aggregate Principal Balance as of the Cut-Off Date ("Cut-Off Date Pool Principal Balance")
Administrative Fee:	The Administrative Fees with respect to the Trust are payable out of the interest payments received on each Mortgage Loan. The "Administrative Fees" consist of (a) servicing compensation payable to the Servicer in respect of its servicing activities (the "Servicing Fee") and (b) fees paid to the Trustee. The Administrative Fees will accrue on the Stated Principal Balance of each Mortgage Loan at a rate (the "Administrative Fee Rate") equal to the sum of the Servicing Fee for such Mortgage Loan and the Trustee Fee Rate. The Trustee Fee Rate will be 0.0030% per annum. In the month of and prior to the Distribution Date in January 2007, the Servicing Fee Rate will be with respect to each Mortgage Loan, the per annum rate equal to (i) the related Mortgage Interest Rate less (ii) the sum of [%] and the Trustee Fee Rate; *provided, however*, that the Servicing Fee Rate will not be less than 0.250% per annum with respect to any Mortgage Loan. After the Distribution Date in January 2007, the Servicing Fee Rate will equal 0.250% per annum for each Mortgage Loan.
Clearing:	DTC, Clearstream and Euroclear
Denomination:	Class A-1, A-2, A-3 – minimum $1,000; increments of $1 in excess thereof; Classes A-PO, B-1, B-2, B-3, B-4, B-5 and B-6 – minimum $25,000; increments of $1 in excess thereof.
SMMEA Eligibility:	The Class A Certificates and the Class B-1 Certificate are expected to constitute "mortgage related securities" for purposes of SMMEA.
ERISA Eligibility:	All of the Certificates, except the B-4, B-5 and B-6, are expected to be ERISA eligible.
Tax Structure:	REMIC

Principal:	Principal will be allocated to the certificates according to the Priority of Distributions. The Senior Principal Distribution Amount will generally be allocated to the Senior Certificates (other than to Class A-PO which will receive principal based on the Ratio Strip Principal Amount) as follows: approximately [73.5727756401]% to the Class A-1 Certificates until their class balances have been reduced to zero and approximately [26.4272243599]% sequentially to the Class A-2 and Class A-3 Certificates, in that order, until their class balances have been reduced to zero. The Subordinate Principal Distribution Amount will generally be allocated to the Subordinate Certificates on a pro-rata basis but will be distributed sequentially in accordance with their numerical class designations. *(Please see the Priority of Distributions section)*
Interest Accrual:	Interest will accrue on each class of Certificates (except for Class A-PO; interest will accrue on Class A-PO beginning in January 2007 and thereafter) during each one-month period ending on the last day of the month preceding the month in which each Distribution Date occurs (each, an "Interest Accrual Period"). The initial Interest Accrual Period will be deemed to have commenced on February 1, 2002. Interest which accrues on such class of Certificates during an Interest Accrual Period will be calculated on the assumption that distributions which reduce the principal balances thereof on the Distribution Date in that Interest Accrual Period are made on the first day of the Interest Accrual Period.
Pool Distribution Amount:	The Pool Distribution Amount with respect to any Distribution Date will be equal to the sum of (i) all scheduled installments of interest (net of the related Servicing Fee) and principal corresponding to the related Collection Period, together with any advances in respect thereof or any compensating interest; (ii) all proceeds of any primary mortgage guaranty insurance policies and any other insurance policies with respect to the Mortgage Loans, to the extent such proceeds are not applied to the restoration of the related mortgaged property or released to the mortgagor in accordance with the Servicer's normal servicing procedures and all other cash amounts received and retained in connection with the liquidation of defaulted Mortgage Loans, by foreclosure or otherwise (collectively, "Liquidation Proceeds"), during the related Collection Period (in each case, net of unreimbursed expenses incurred in connection with a liquidation or foreclosure and unreimbursed advances, if any); (iii) all partial or full prepayments corresponding to the related Collection Period; and (iv) any substitution adjustment payments in connection with any defective mortgage loan received with respect to such Distribution Date or amounts received in connection with the optional termination of the Trust as of such Distribution Date, reduced by amounts in reimbursement for advances previously made and other amounts as to which the Servicer is entitled to be reimbursed pursuant to the Pooling Agreement. The Pool Distribution Amount will not include any profit received by the Servicer on the foreclosure of a Mortgage Loan. Such amounts, if any, will be retained by the Servicer as additional servicing compensation.

Preliminary Summary of Terms

Senior Percentage:

For any Distribution Date, immediately prior to such date, (i) the aggregate principal balance of the Senior Certificates (other than the Class A-PO Certificates) divided by (ii) the aggregate principal balance of the Certificates (other than the Class A-PO Certificates).

Subordinated Percentage:

For any Distribution Date the percentage equal to 100% minus the Senior Percentage for such date.

Senior Prepayment Percentage:

For the following Distribution Dates, will be as follows:

Distribution Date	Senior Prepayment Percentage
Mar. 2002 through Feb. 2009	100%
Mar. 2009 through Feb. 2010	the Senior %, plus 70% of the Sub. %
Mar. 2010 through Feb. 2011	the Senior %, plus 60% of the Sub. %
Mar. 2011 through Feb. 2012	the Senior %, plus 40% of the Sub. %
Mar. 2012 through Feb. 2013	the Senior %, plus 20% of the Sub. %
Mar. 2013 and thereafter	the Senior %

However, (i) if on any Distribution Date the Senior Percentage exceeds the initial Senior Percentage, the Senior Prepayment Percentage for such date will equal 100%, (ii) if on any Distribution Date prior to the March 2005 Distribution Date, prior to giving effect to any distributions, the Subordinate Percentage for such Distribution Date is greater than or equal to twice the initial Subordinate Percentage, then the Senior Prepayment Percentage for such Distribution Date will equal the Senior Percentage plus 50% of the Subordinate Percentage, and (iii) if on or after the March 2005 Distribution Date, prior to giving effect to any distributions, the Subordinate Percentage for such Distribution Date is greater than or equal to twice the initial Subordinate Percentage for such Distribution Date, then the Senior Prepayment Percentage for such Distribution Date will equal the Senior Percentage.

Preliminary Summary of Terms

Net Mortgage Interest Rate:	As to any Mortgage Loan and Distribution Date, such Mortgage Loan's Mortgage Interest Rate thereon on the first day of the month preceding the month of the related Distribution Date reduced by the Servicing Fee Rate applicable to each Mortgage Loan and the Trustee Fee Rate.
Discount Mortgage Loan:	Any Mortgage Loan with a Net Mortgage Interest Rate on the closing date that is less than [%] per annum.
Premium Mortgage Loan:	Any Mortgage Loan with a Net Mortgage Interest Rate on the closing date that is equal to or greater than [%] per annum.
Non-Ratio Strip Percentage:	As to any Discount Mortgage Loan, a fraction (expressed as a percentage), the numerator of which is the Net Mortgage Interest Rate of such Discount Mortgage Loan on the closing date and the denominator of which is [%]. As to any Mortgage Loan that is not a Discount Mortgage Loan, 100%.
Ratio Strip Percentage:	As to any Discount Mortgage Loan, 100% minus the Non-Ratio Strip Percentage for such Mortgage Loan. As to any Mortgage Loan that is not a Discount Mortgage Loan, 0%.
Ratio Strip Principal Amount:	As to any Distribution Date, the sum of the applicable Ratio Strip Percentage of (a) the principal portion of each Monthly Payment (without giving effect to payments to certain reductions thereof due on each Mortgage Loan on the related Due Date, (b) the Stated Principal Balance, as of the date of repurchase, of each Mortgage Loan that was repurchased by the related Seller or the Depositor pursuant to this Agreement as of such Distribution Date, (c) any substitution adjustment payments in connection with any defective Mortgage Loan received with respect to such Distribution Date, (d) any liquidation proceeds allocable to recoveries of principal of Mortgage Loans that are not yet liquidated Mortgage Loans received during the calendar month preceding the month of such Distribution Date, (e) with respect to each Mortgage Loan that became a liquidated Mortgage Loan during the calendar month preceding the month of such Distribution Date, the amount of liquidation proceeds allocable to principal received with respect to such Mortgage Loan during the calendar month preceding the month of such Distribution Date with respect to such Mortgage Loan and (f) all Principal Prepayments on Mortgage Loans received during the calendar month preceding the month of such Distribution
Senior Principal Distribution Amount:	As to any Distribution Date, the sum of (i) the Senior Percentage of the applicable Non-Ratio Strip Percentage of all amounts described in clauses (a) through (d) of the definition of "Ratio Strip Principal Amount" for such Distribution Date and (ii) the Senior Prepayment Percentage of the applicable Non-Ratio Strip Percentage of the amounts described in clauses (e) and (f) of the definition of "Ratio Strip Principal Amount" for such Distribution Date subject to certain reductions due to losses.

Preliminary Summary of Terms	
Subordinate Principal Distribution Amount:	With respect to any Distribution Date, an amount equal to the sum of (i) the Subordinate Percentage of the applicable Non-Ratio Strip Percentage of all amounts described in clauses (a) through (d) of the definition of "Ratio Strip Principal Amount" for such Distribution Date and (ii) the Subordinate Prepayment Percentage of the applicable Non-Ratio Strip Percentage of the amounts described in clauses (e) and (f) of the definition of "Ratio Strip Principal Amount" for such Distribution Date subject to certain reductions due to losses.
Class A-PO Deferred Amount:	As to any Distribution Date prior to the Senior Credit Support Depletion Date, the aggregate of the applicable Ratio Strip Percentage of each Realized Loss, other than an Excess Loss, to be allocated to the Class A-PO Certificates on such Distribution Date or previously allocated to the Class A-PO Certificates and not yet paid to the Holders of the Class A-PO Certificates. Class A-PO Deferred Amounts will be payable to the holders of the Class A-PO Certificates from amounts otherwise distributable as principal to the Class B Certificates, in reverse order of priority beginning with the Class B-6 Certificates.

Credit Support

Credit support for the Offered Certificates is provided by subordination. Please see the diagram below. Additional credit enhancement is provided by the allocation of all principal prepayments to the Senior Certificates (other than the Class A-PO Certificates), subject to certain exceptions, for the first seven years and the disproportionately greater allocation of prepayments to the Senior Certificates (other than the Class A-PO Certificates) over the following four years. The disproportionate allocation of prepayments will accelerate the amortization of those Senior Certificates relative to the amortization of the Subordinate Certificates. As a result, the credit support percentage for the Class A Certificates should be maintained and may be increased during the first eleven years.

Subordination of Class B Certificates

Priority of Payment (top to bottom) / Order of Loss Allocation (bottom to top)

Class A (Credit Support 2.85%)
Class B-1 (Credit Support 1.50%)
Class B-2 (Credit Support 0.95%)
Class B-3 (Credit Support 0.55%)
Class B-4 (Credit Support 0.35%)
Class B-5 (Credit Support 0.15%)
Class B-6 (Credit Support 0.00%)

Priority of Distributions

Distributions will be made on each Distribution Date from the Pool Distribution Amount in the following order of priority:

Priority of Distributions

First, to the Trustee

↓

Second, to Class A to pay Interest

↓

Third, to Class A-1, A-2, A-3 and Class A-PO to pay Principal

↓

Fourth, to Class A-PO to pay any applicable Class A-PO Deferred Amounts

↓

Fifth, sequentially, to each class of Subordinate Certificates to pay Interest and Principal in the order of numerical class designations, beginning with Class B-1, until each class balance is zero

↓

Sixth, to the residual certificate, any remaining amounts

Bond Summary to Maturity

A-1

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 100-00	4.769	4.885	4.922	4.945	4.957	4.958	4.913
Average Life (Years)	11.232	5.377	4.109	3.267	2.673	2.236	1.420
Modified Duration	7.569	4.181	3.342	2.749	2.308	1.970	1.302
First Principal Payment Date	03/25/02	03/25/02	03/25/02	03/25/02	03/25/02	03/25/02	03/25/02
Last Principal Payment Date	02/25/32	02/25/32	02/25/32	02/25/32	02/25/32	02/25/32	12/25/31
Principal Payment Window (Months)	360	360	360	360	360	360	358

A-2

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 100-8	4.639	4.673	4.645	4.589	4.520	4.447	4.198
Average Life (Years)	7.751	3.180	2.392	1.889	1.544	1.293	0.833
Modified Duration	5.940	2.793	2.159	1.737	1.437	1.215	0.796
First Principal Payment Date	03/25/02	03/25/02	03/25/02	03/25/02	03/25/02	03/25/02	03/25/02
Last Principal Payment Date	04/25/20	05/25/10	05/25/08	01/25/07	02/25/06	06/25/05	03/25/04
Principal Payment Window (Months)	218	99	75	59	48	40	25

A-3

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 97-26	4.736	4.875	4.965	5.065	5.163	5.253	5.512
Average Life (Years)	23.444	13.085	10.135	8.101	6.638	5.545	3.480
Modified Duration	13.788	9.269	7.631	6.381	5.411	4.643	3.074
First Principal Payment Date	04/25/20	05/25/10	05/25/08	01/25/07	02/25/06	06/25/05	03/25/04
Last Principal Payment Date	02/25/32	02/25/32	02/25/32	02/25/32	02/25/32	02/25/32	11/25/31
Principal Payment Window (Months)	143	262	286	302	313	321	333

Bond Summary to Weighted Average Rate Reset Date[(1)]

A-1

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 100-00	5.098	5.073	5.058	5.042	5.023	5.002	4.922
Average Life (Years)	4.221	3.287	2.903	2.563	2.263	1.998	1.379
Modified Duration	3.675	2.897	2.575	2.289	2.034	1.808	1.273
First Principal Payment Date	03/25/02	03/25/02	03/25/02	03/25/02	03/25/02	03/25/02	03/25/02
Last Principal Payment Date	01/25/07	01/25/07	01/25/07	01/25/07	01/25/07	01/25/07	01/25/07
Principal Payment Window (Months)	59	59	59	59	59	59	59

A-2

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 100-8	4.757	4.692	4.647	4.589	4.520	4.447	4.198
Average Life (Years)	4.019	2.819	2.326	1.889	1.544	1.293	0.833
Modified Duration	3.535	2.527	2.109	1.737	1.437	1.215	0.796
First Principal Payment Date	03/25/02	03/25/02	03/25/02	03/25/02	03/25/02	03/25/02	03/25/02
Last Principal Payment Date	01/25/07	01/25/07	01/25/07	01/25/07	02/25/06	06/25/05	03/25/04
Principal Payment Window (Months)	59	59	59	59	48	40	25

A-3

CPR	5%	15%	20%	**25%**	30%	35%	50%
Yield at 97-26	5.359	5.359	5.359	5.359	5.371	5.400	5.556
Average Life (Years)	4.928	4.928	4.928	4.928	4.786	4.471	3.298
Modified Duration	4.272	4.272	4.272	4.272	4.161	3.911	2.948
First Principal Payment Date	01/25/07	01/25/07	01/25/07	01/25/07	02/25/06	06/25/05	03/25/04
Last Principal Payment Date	01/25/07	01/25/07	01/25/07	01/25/07	01/25/07	01/25/07	01/25/07
Principal Payment Window (Months)	1	1	1	1	12	20	35

(1) Assumes any outstanding principal balance on the Certificates will be paid in full on the Distribution Date occurring in the month of January 2007.

Collateral Summary

Description of The Mortgage Loans

The Mortgage Loans consist of 5/1 Hybrid ARM residential mortgage loans which are conventional, fully amortizing, one-to-four family, residential first lien mortgage loans. The Mortgage Loans have a fixed interest rate for the first 5 years and thereafter the Mortgage Loans have a variable interest rate. The mortgage loan interest rate adjusts at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year Libor and will adjust to that index plus a certain number of basis points (the "Gross Margin"). The One-Year Libor index will be equal to the rate quoted as of either (i) the first business day of the month preceding the adjustment date or (ii) forty-five days prior to the adjustment date. The mortgage interest rates generally have Periodic Caps of 5% for the first adjustment date and 2% for every adjustment date thereafter. The mortgage interest rates are subject to lifetime maximum mortgage interest rates which are generally 5% over the initial mortgage interest rate. None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin.

The approximate collateral statistics for the Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

Total Outstanding Loan Balance		$500,769,811	
Total Number of Loans		970	
Average Loan Principal Balance		$516,258	$300,200 to $1,000,000
WA Gross Coupon		6.176%	5.000% to 7.125%
WA FICO		735	620 to 814
WA Original Term (mos.)		359	180 to 360
WA Remaining Term (mos.)		359	179 to 360
WA OLTV		64.21%	10.00% to 95.00%
Months to First Adjustment Date		60	55 to 60
WA Gross Margin		2.250%	
WA Rate Ceiling		11.176%	10.000% to 12.125%
Geographic Concentration of Mortgaged Properties (Top 5 States) based on the Aggregate Stated Principal Balance	CA	71.63%	
	VA	3.39%	
	FL	2.76%	
	MD	2.26%	
	DC	1.96%	

Collateral Summary

The approximate collateral statistics for the Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

Occupancy of Mortgaged Properties (1)

Occupancy	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
Primary Residence	900	$ 463,240,448.68	92.51%
Second Home	60	33,287,206.38	6.65
Investor Property	10	4,242,155.48	0.85
TOTAL	**970**	**$ 500,769,810.54**	**100.00%**

(1) Based solely on representations of the mortgagor at the time of origination of the related Mortgage Loan.

Property Types

Property Type	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
Single Family Residence	658	$ 344,262,325.48	68.75%
PUD - Detached	224	114,587,801.12	22.88
Condominium	56	25,571,010.41	5.11
2-Family	9	6,262,769.23	1.25
PUD - Attached	16	6,203,951.03	1.24
3-Family	4	2,439,008.17	0.49
4-Family	2	1,077,945.10	0.22
Townhouse	1	365,000.00	0.07
TOTAL	**970**	**$ 500,769,810.54**	**100.00%**

Mortgage Loan Purpose

Purpose	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
Refinance - Rate/Term	510	$ 272,408,443.83	54.40%
Purchase	271	137,798,242.58	27.52
Refinance - Cashout	189	90,563,124.13	18.08
TOTAL	**970**	**$ 500,769,810.54**	**100.00%**

Geographical Distribution of the Mortgage Properties (1)

Geographic Area	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
Alabama	1	$ 765,000.00	0.15%
Arizona	17	9,198,258.60	1.84
Arkansas	1	371,300.00	0.07
California	696	358,684,257.87	71.63
Colorado	16	7,073,310.85	1.41
Connecticut	1	620,175.05	0.12
District of Columbia	19	9,836,417.47	1.96
Florida	25	13,810,434.69	2.76
Georgia	17	8,408,190.80	1.68
Hawaii	2	1,362,000.00	0.27
Idaho	1	1,000,000.00	0.20
Illinois	9	5,030,601.43	1.00
Kansas	1	403,226.19	0.08
Kentucky	1	357,000.00	0.07
Maryland	23	11,308,023.72	2.26
Massachusetts	1	936,566.71	0.19
Michigan	3	1,621,557.13	0.32
Minnesota	3	1,239,740.82	0.25
Missouri	6	2,988,054.21	0.60
Nevada	12	6,574,720.41	1.31
New Jersey	1	559,920.00	0.11
New Mexico	5	3,995,772.16	0.80
New York	2	1,457,595.94	0.29
North Carolina	18	9,053,161.34	1.81
Ohio	1	391,000.00	0.08
Oregon	5	2,655,889.10	0.53
Rhode Island	1	749,288.37	0.15
South Carolina	11	5,158,794.31	1.03
Tennessee	6	2,551,412.09	0.51
Texas	13	6,930,826.63	1.38
Virginia	35	16,984,552.93	3.39
Washington	16	8,293,179.35	1.66
Wyoming	1	399,582.37	0.08
TOTAL	**970**	**$ 500,769,810.54**	**100.00%**

(1) As of the Cut-Off Date, no more than approximately 2.55% of the Mortgage Loans are expected to be secured by mortgaged properties located in any one five-digit postal zip code.

Current Mortgage Loan Principal Balances (1)

Current Mortgage Loan Principal Balances	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
$300,000.01 to $350,000.00	140	$ 46,115,804.15	9.21%
$350,000.01 to $400,000.00	206	77,518,861.45	15.48
$400,000.01 to $450,000.00	118	50,266,180.46	10.04
$450,000.01 to $500,000.00	105	50,572,993.68	10.10
$500,000.01 to $550,000.00	71	37,332,005.34	7.45
$550,000.01 to $600,000.00	76	43,673,942.10	8.72
$600,000.01 to $650,000.00	58	36,654,012.88	7.32
$650,000.01 to $700,000.00	45	30,442,842.49	6.08
$700,000.01 to $750,000.00	52	38,227,663.67	7.63
$750,000.01 to $800,000.00	18	14,092,554.13	2.81
$800,000.01 to $850,000.00	12	9,888,712.92	1.97
$850,000.01 to $900,000.00	13	11,534,972.80	2.30
$900,000.01 to $950,000.00	14	12,970,791.83	2.59
$950,000.01 to $1,000,000.00	42	41,478,472.64	8.28
TOTAL	**970**	**$ 500,769,810.54**	**100.00%**

(1) As of the Cut-Off Date, the average outstanding principal balance of the Mortgage Loans is expected to be approximately $516,258.

Original Loan-To-Value Ratios (1)

Original Loan-To-Value Ratios	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
5.01% to 10.00%	2	$ 1,498,565.17	0.30%
10.01% to 15.00%	8	3,917,294.51	0.78
15.01% to 20.00%	12	6,235,127.79	1.25
20.01% to 25.00%	12	6,522,461.78	1.30
25.01% to 30.00%	13	7,865,727.65	1.57
30.01% to 35.00%	14	8,476,002.63	1.69
35.01% to 40.00%	29	15,737,229.11	3.14
40.01% to 45.00%	30	17,148,962.65	3.42
45.01% to 50.00%	51	30,084,099.43	6.01
50.01% to 55.00%	57	29,113,815.67	5.81
55.01% to 60.00%	82	42,716,117.53	8.53
60.01% to 65.00%	82	42,040,117.41	8.40
65.01% to 70.00%	117	64,969,375.14	12.97
70.01% to 75.00%	110	60,964,861.08	12.17
75.01% to 80.00%	328	154,849,547.22	30.92
80.01% to 85.00%	4	1,435,918.58	0.29
85.01% to 90.00%	14	5,301,890.28	1.06
90.01% to 95.00%	5	1,892,696.91	0.38
TOTAL	**970**	**$ 500,769,810.54**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Loan-To-Value Ratio at origination of the Mortgage Loans is expected to be approximately 64.21%.

Current Mortgage Interest Rates (1)

Mortgage Interest Rates	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
4.751% to 5.000%	1	$ 503,600.00	0.10%
5.001% to 5.250%	14	6,894,123.99	1.38
5.251% to 5.500%	34	16,664,249.22	3.33
5.501% to 5.750%	88	44,531,609.54	8.89
5.751% to 6.000%	228	117,759,713.43	23.52
6.001% to 6.250%	239	124,068,309.83	24.78
6.251% to 6.500%	244	127,189,327.09	25.40
6.501% to 6.750%	91	47,155,257.33	9.42
6.751% to 7.000%	30	15,463,620.11	3.09
7.001% to 7.250%	1	540,000.00	0.11
TOTAL	**970**	**$ 500,769,810.54**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Current Mortgage Interest Rate of the Mortgage Loans is expected to be approximately 6.176%.

Gross Margins

Gross Margins	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
2.250%	970	$ 500,769,810.54	100.00%
TOTAL	**970**	**$ 500,769,810.54**	**100.00%**

Rate Ceilings (1)

Maximum Lifetime Mortgage Interest Rates	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
9.751% to 10.000%	1	$ 503,600.00	0.10%
10.001% to 10.250%	14	6,894,123.99	1.38
10.251% to 10.500%	34	16,664,249.22	3.33
10.501% to 10.750%	88	44,531,609.54	8.89
10.751% to 11.000%	228	117,759,713.43	23.52
11.001% to 11.250%	239	124,068,309.83	24.78
11.251% to 11.500%	244	127,189,327.09	25.40
11.501% to 11.750%	91	47,155,257.33	9.42
11.751% to 12.000%	30	15,463,620.11	3.09
12.001% to 12.250%	1	540,000.00	0.11
TOTAL	**970**	**$ 500,769,810.54**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Rate Ceiling of the Mortgage Loans is expected to be approximately 11.176%.

First Adjustment Date (1)

First Adjustment Date	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
September 1, 2006	1	$ 557,620.56	0.11%
November 1, 2006	4	2,349,647.98	0.47
December 1, 2006	7	3,999,294.73	0.80
January 1, 2007	455	234,623,089.18	46.85
February 1, 2007	503	259,240,158.09	51.77
TOTAL	**970**	**$ 500,769,810.54**	**100.00%**

(1) As of the Cut-Off Date, the weighted average months to first Adjustment Date for the Mortgage Loans is expected to be approximately 60 months.

Remaining Terms (1)

Remaining Term	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
121 to 180 months	3	$ 1,256,063.67	0.25%
181 to 240 months	2	898,852.23	0.18
301 to 360 months	965	498,614,894.64	99.57
TOTAL	**970**	**$ 500,769,810.54**	**100.00%**

(1) As of the Cut-Off Date, the weighted average remaining term to stated maturity of the Mortgage Loans is expected to be approximately 359 months.

Credit Scoring of Mortgagors (1)

Credit Scores	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
601 to 650	40	$ 20,875,790.53	4.17%
651 to 700	174	88,858,267.97	17.74
701 to 750	318	168,111,430.76	33.57
751 to 800	407	205,701,756.55	41.08
801 to 850	24	13,127,195.54	2.62
Unknown Scores	7	4,095,369.19	0.82
TOTAL	**970**	**$ 500,769,810.54**	**100.00%**

(1) The scores shown are Bureau Credit Scores from Experiean (FICO), Equifax (Beacon) and TransUnion (Empirica).